VERIDIGM INC.,

27, Old Gloucester Street, London WC1N 3AX.

T (888) 646 5677

Wednesday, May 21, 2008

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Robert Burnett

Dear Sirs;

Re: Correspondence dated February 11, and 29, 2008

Thank you for providing to new management the above mentioned correspondence.  Attached hereto is our reply.

On February 11 you requested the Company to confirm and clarify the facts to do with the auditor Moore & Associates’ resignation or dismissal and the request that the Company file an 8-K as required pursuant to the Regulations.  In response there to, the Company attended to the filing of an 8-K which in turn spawned your February 29, 2008 letter seeking further clarification.

In reply to your queries contained within your February 29, 2008 letter, the Company confirms that:

1.

Moore & Associates was and is not retained for the current reporting period as the Company elected to re-engage the former Auditor of the Company Michael Albanese which was indicated by way of an 8-K filing done on March 18, 2008.

2.

Upon new management taking control of the Company, the Company made inquiries of Moore & Associates auditor as to the matters contained within their report.  The content of these items were as outlined in the February 28, 2008 8-K and further detailed and outlined by the Michael Albanese audit as contained in 10-K report filed on April 17, 2008.  As the Moore & Associates auditor report appeared not to take into account these concerns, current management lost confidence in the Moore & Associates audit and hence re-engaged its former auditor Michael Albanese to resume his audit duties for the Company,

3.

In the 8-K filed on February 28, 2008, new management indicated that there were no reportable events.  Management reported it in this fashion as it was just assuming control of the management of the Company and it felt that its suspicions needed the oversight and professional review of the new auditor Michael  Albanese of the Moore & Associates audit work so as to provide an informed conclusion prior to determining if there was a reportable event.  Since the filing of the 8-K, the now filed 10-K has provided those conclusions.

4.

In our 10-K filed on April 17, 2008, the Company indicated that it needed to revise and tighten its management financial controls.  See Item 8A Control and Procedures of that filing.  We further specifically confirm that

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing

                          veridigm.us.com                                                            veridigm@gmail.com

VERIDIGM INC.,

27, Old Gloucester Street, London WC1N 3AX.

T (888) 646 5677

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the Company may not asset this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

5.

As noted above, the Board engaged the former auditor to fully review the Company’s records and to produce his audit to include in the 10-K filing of April 17, 2008.  It was on the production of that audit that the Company felt it had the professional conclusion so as not to rely on the former auditors financial statements

6.

In preparation of the filing of the 10-K, new management reviewed the items outlined in the 8-K with the auditor Michael Albanese so as to inform him of the Company’s concerns.

7.

New management of the Company is not aware of any advice that Michael Moore of Moore & Associates may have given to the Company regarding the matters outlined in the filed 8-K.  As requested though, the Company is attending to forwarding to Mr. Moore a copy of the now filed 10-K, the February 28, 2008 filed 8-K, and a copy of this letter along with a request that Mr. Moore provide a letter of response addressed to the Commission in response.  Presuming we obtain a reply, we will as required file it with the Commission.

Subject to further comment by yourselves with respect to this letter, the Company is of the view that appropriate disclosures have now been made by way of the 10-K fled on April 17, 2008 enclosing the updated audit prepared by Michael Albanese.

We trust that this letter meets with your concerns.

Yours truly

____/S/______

Gary Freeman

President

Veridigm, Inc

                          veridigm.us.com                                                            veridigm@gmail.com